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05005264

FILE NO. 82-3919

January 14, 2005

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

BY AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

BANDAI CO., LTD.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Bandai Co., Ltd. (the "Company") with respect to its ADR program, enclose herewith English translation of the document which contents were announced by the Company as follows:

- Semi-Annual Report -First Six Months of the 57th Business Year (April 1, 2004 to September 30, 2004)

With kind regards,

Yours truly,

Fusako Otsuka

Encl.
cc: Bandai Co., Ltd.
cc: The Bank of New York

(Excerpt translation)

FILE NO. 82-3919

SEMI-ANNUAL REPORT

First Six Months of the 57th Business Year

From April 1, 2004
To September 30, 2004

BANDAI CO., LTD.

(391045)

[Cover Page]

[Filed Document]	SEMI-ANNUAL REPORT
[Person with whom the Filing was made]	The Director General of the Kanto Local Finance Bureau
[Filing Date]	December 21, 2004
[Interim Accounting Period]	First Six Months of the 57th Business Year (From April 1, 2004 to September 30, 2004)
[Name of the Company]	Kabushiki Kaisha Bandai
[Name of the Company in English]	Bandai Co., Ltd.
[Title and Name of Representative]	Takeo Takasu, President and Representative Director
[Location of Head Office]	4-8, Komagata 1-chome, Taito-ku, Tokyo
[Telephone Number]	(03) 3847-5011 (key)
[Person to Contact]	Hiroshi Kawasaki General Manager of President Office
[Adjacent Place to Contact]	4-8, Komagata 1-chome, Taito-ku, Tokyo
[Telephone Number]	(03) 3847-5011 (key)
[Person to Contact]	Hiroshi Kawasaki General Manager of President Office

[Places at which copies of the Semi-Annual Report are made available for public inspection]

Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Bandai Co., Ltd., Osaka Branch
(12-3, Toyosaki 4-chome, Kita-ku, Osaka-shi, Osaka)

1. Consolidated Interim Financial Statements, etc.

(1) Consolidated Interim Financial Statements

① Consolidated Interim Balance Sheets

	As of September 30, 2003			As of September 30, 2004			As of March 31, 2004 (Condensed)		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
(Assets)									
I. Current Assets:									
1. Cash and Time Deposits		79,253			67,893			77,433	
2. Trade Receivables		40,581			43,612			51,287	
3. Short-Term Investments		6,319			10,381			7,178	
4. Inventories		9,632			10,248			7,920	
5. Deferred Tax Assets – Current		4,871			4,853			5,221	
6. Others Current Assets		14,690			16,225			14,744	
7. Allowance for Doubtful Receivables		(604)			(633)			(655)	
Total Current Assets		154,744	68.6		152,582	68.0		163,130	71.5
II. Fixed Assets:									
1. Property, Plant and Equipment									
(1) Buildings and Structures	11,597			13,515			14,379		
(2) Land	16,256			17,698			16,372		
(3) Others Tangible Fixed Assets	11,778	39,631		10,085	41,299		9,617	40,369	
2. Intangible Assets									
(1) Consolidation Differences	42			83			80		
(2) Others Intangible Assets	2,345	2,387		3,662	3,745		2,167	2,247	
3. Investment and Other Assets									
(1) Investment Securities	13,220			17,702			14,751		
(2) Deferred Tax Assets-Non-Current	3,477			4,827			3,577		
(3) Deferred Tax Assets, Land Revaluation Difference	8,398			-			-		
(4) Other Investments and Assets	4,764			5,055			4,994		
(5) Allowance for Doubtful Receivables	(1,143)	28,718		(916)	26,669		(994)	22,328	
Total Fixed Assets		70,737	31.4		71,714	32.0		64,945	28.5
Total Assets		225,482	100.0		224,297	100.0		228,075	100.0

	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004 (Condensed)	
	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%
(Liabilities)						
I. Current Liabilities:						
1. Trade Payable	25,816		24,550		26,800	
2. Short-Term Borrowings	545		746		316	
3. Current Installments of Long-Term Bonds	10,000		50		-	
4. Account Payable – Other	12,630		13,865		20,054	
5. Accrued Income Taxes	5,055		5,215		7,454	
6. Other Current Liabilities	5,587		5,637		6,693	
Total Current Liabilities:	59,636	26.5	50,065	22.3	61,318	26.9
II. Long-Term Liabilities:						
1. Bonds	25,200		25,150		25,200	
2. Long-Term Debt	15		2,004		10	
3. Deferred Tax Liabilities, Land Revaluation Difference	-		907		813	
4. Accrued Retirement and Severance Benefits	546		611		534	
5. Directors' and Corporate Auditors' Retirement and Severance Benefits	1,285		905		1,416	
6. Other Long-Term Liabilities	522		1,545		1,042	
Total Fixed Liabilities:	27,569	12.2	31,123	13.9	29,018	12.7
Total Liabilities:	87,206	38.7	81,189	36.2	90,336	39.6
(Minority Interests)						
Minority Interests	15,022	6.7	17,758	7.9	16,670	7.3
(Stockholders' Equity)						
I. Common Stock	23,832	10.6	24,411	10.9	24,292	10.6
II. Additional Paid-in Capital	23,165	10.3	23,744	10.6	23,625	10.4
III. Retained Earnings	85,028	37.7	95,649	42.6	92,523	40.6
IV. Land Revaluation Difference	(12,085)	(5.4)	(21,163)	(9.4)	(21,298)	(9.3)
V. Other Securities Valuation Differences	1,606	0.7	3,170	1.4	2,600	1.1
VI. Translation Adjustment	1,859	0.8	(293)	(0.1)	(511)	(0.2)
VII. Treasury Stock	(153)	(0.1)	(170)	(0.1)	(165)	(0.1)
Total Stockholders' Equity	123,253	54.6	125,348	55.9	121,068	53.1
Total Liabilities, Minority Interests and Stockholders' Equity	225,482	100.0	224,297	100.0	228,075	100.0

② Consolidated Interim Statements of Income

	For the Interim Period April 1, 2003 to September 30, 2003			For the Interim Period April 1, 2004 to September 30, 2004			For the Fiscal Year April 1, 2003 to March 31, 2004 (Condensed)		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
I. Net Sales		119,926	100.0		121,277	100.0		263,174	100.0
II. Cost of Sales		66,134	55.1		69,029	56.9		146,916	55.8
Gross Profit		53,792	44.9		52,248	43.1		116,258	44.2
III. Selling, General and Administrative Expenses		39,839	33.2		42,418	35.0		88,607	33.7
Operating Income		13,952	11.7		9,829	8.1		27,651	10.5
IV. Non-operating Income									
1. Interest income	211			243			386		
2. Dividend income	105			78			147		
3. Rental income	111			106			203		
4. Operation consignment income	-			128			-		
5. Other non-operating income	229	658	0.5	315	871	0.7	621	1,359	0.5
V. Non-operating Expenses									
1. Interest expense	206			86			347		
2. Foreign exchange loss	138			-			324		
3. Equity in loss of affiliated companies	613			235			838		
4. Other non-operating expenses	101	1,060	0.9	246	568	0.4	279	1,789	0.7
Recurring Income		13,551	11.3		10,132	8.4		27,221	10.3
VI. Extraordinary Income									
1. Gain on sale of property, plant and equipment	9			1			29		
2. Gain on sale of investment securities	165			1,055			804		
3. Gain on sale of equities of affiliated companies	161			1			1,063		
4. Transfer from allowance for doubtful receivables	48	384	0.3	34	1,092	0.9	130	2,028	0.8

	For the Interim Period April 1, 2003 to September 30, 2003			For the Interim Period April 1, 2004 to September 30, 2004			For the Fiscal Year April 1, 2003 to March 31, 2004 (Condensed)		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
VII. Extraordinary Loss									
1. Loss on sale of property, plant and equipment	8			8			11		
2. Loss on disposal of property, plant and equipment	124			200			994		
3. Loss on impairment of property, plant and equipment	-			1,528			-		
4. Expense of special depreciation of property, plant and equipment	-			104			-		
5. Amortization of goodwill				392			-		
6. Payment for compromise				49			-		
7. Loss on sale of investment securities	12			-			16		
8. Loss on valuation of investment securities	39			46			72		
9. Loss on valuation of investments in affiliated companies	56			51			619		
10. Loss on valuation of guarantee money deposited	25			2			68		
11. Compensation to tenants for suspension of operations	150	417	0.3	-	2,385	2.0	150	1,932	0.7
Net Income before Income Taxes and Minority Interests		13,517	11.3		8,839	7.3		27,318	10.4
Income, Inhabitant and Enterprise Taxes	5,695			4,831			12,743		
Tax Adjustments	583	6,279	5.3	(867)	3,963	3.3	(605)	12,137	4.6
Minority Interests		509	0.4		992	0.8		974	0.4
Net Income		6,729	5.6		3,883	3.2		14,206	5.4

③ Consolidated Interim Statements of Retained Earnings

	For the Interim Period April 1, 2003 to September 30, 2003		For the Interim Period April 1, 2004 to September 30, 2004		For the Fiscal Year April 1, 2003 to March 31, 2004 (Condensed)	
	Amount (Millions of Yen)		Amount (Millions of Yen)		Amount (Millions of Yen)	
(Capital surplus)						
I. Consolidated additional paid-in capital at the beginning of the period		22,966		23,625		22,966
II. Increase in consolidated additional paid-in capital						
Increase in additional paid-in capital by exercise of rights to subscribe for new shares	199	199	118	118	659	659
III. Consolidated additional paid-in capital at the end of the period		23,165		23,744		23,625
(Retained Earnings)						
I. Consolidated retained earnings at the beginning of the period		79,734		92,523		79,734
II. Increase in retained earnings						
1. Net income	6,729		3,883		14,206	
2. Increase in retained earnings resulting from new affiliates accounted for by the equity method	-		373		-	
3. Increase in retained earnings resulting from inclusion in the scope of consolidation	238		2		238	
4. Increase in retained earnings by capital increase of consolidated subsidiaries	-	6,968	-	4,259	777	15,223
III. Decrease in retained earnings						
1. Cash dividends	1,222		738		1,957	
2. Bonus to directors and corporate auditors	227		259		227	
3. Reversal of land revaluation differences	-		135		-	
4. Decrease in retained earnings resulting from exclusion of subsidiaries from the scope of consolidation	203		-		203	
5. Decrease in retained earnings by capital increase of companies accounted for by the equity method	16		-		16	
6. Decrease in retained earnings by capital increase of consolidated subsidiaries	4	1,674	-	1,132	29	2,434
IV. Consolidated retained earnings at the end of the period		85,028		95,649		92,523

④ Consolidated Statement of Cash Flows

(In millions of yen, rounded down)

	Prior interim period April 1, 2003 to September 30, 2003	Current interim period April 1, 2004 to September 30, 2004	Prior fiscal year April 1, 2003 to March 31, 2004
I. Cash Flows from Operating Activities			
Income before income taxes and minority interests	13,517	8,839	27,318
Depreciation and amortization	3,106	3,513	7,148
Loss on impairment of property, plant and equipment	-	1,528	-
Special depreciation of property, plant and equipment	-	104	-
Amortization of consolidation differences	11	10	20
Increase (decrease) in allowance for doubtful receivables	(54)	(102)	(105)
Increase (decrease) in accrued retirement and severance benefits	4	76	(7)
Increase (decrease) in estimated liability for retirement gratuities to directors and corporate auditors	(100)	(511)	31
Interest and dividend income	(317)	(321)	(534)
Interest expense	206	86	347
Foreign exchange loss (gain)	94	(12)	159
Loss (gain) on sale of short-term investments	(7)	(37)	(22)
Equity in loss (earnings) in non-consolidated subsidiaries and associated companies accounted for by the equity method	613	235	838
Loss on disposal of property, plant and equipment	124	200	994
Loss (gain) on sale of property, plant and equipment	-	6	(18)
Loss (gain) on sale of investment securities	(314)	(1,056)	(1,851)
Loss on valuation of investment securities	96	98	691
Decrease (increase) in trade receivables	5,694	7,760	(5,889)
Decrease (increase) in inventories	(1,373)	(2,314)	159
Increase (decrease) in trade payables	(1,462)	(2,328)	(291)
Increase (decrease) in accounts payable-other	(4,824)	(6,204)	2,895
Increase (decrease) in consumption tax payable	(189)	126	(339)
Bonus to directors and corporate auditors	(280)	(313)	(280)
Other	(1,506)	(2,375)	(1,103)
Subtotal	**13,037**	**7,009**	**30,161**
Interest and dividends received	354	354	628
Interest paid	(209)	(39)	(414)
Income taxes paid	(5,723)	(7,186)	(10,342)
Net cash provided by operating activities	**7,459**	**137**	**20,032**

(In millions of yen, rounded down)

	Current interim period April 1, 2003 to September 30, 2003	Prior interim period April 1, 2004 to September 30, 2004	Prior fiscal year April 1, 2003 to March 31, 2004
II. Cash Flows from Investing Activities			
Payments for deposit in time deposits	(192)	(196)	(275)
Proceeds from withdrawal from time deposits	1,026	510	1,026
Purchase of marketable securities	(1,499)	(499)	(2,998)
Proceeds from sale of marketable securities	1,509	504	3,108
Purchases of property, plant and equipment	(5,829)	(5,703)	(11,032)
Proceeds from sales of property, plant and equipment	470	14	483
Purchases of intangible assets	-	(2,063)	-
Purchases of investments securities	(2,232)	(1,740)	(2,823)
Sales of investments securities	763	1,412	1,918
Acquisition of shares in consolidated subsidiaries, net of cash acquired	(1)	(18)	144
Proceeds from sales of shares in consolidated subsidiaries	-	2	1,325
Advances of loans receivable	(177)	(512)	(600)
Collection of loans receivable	97	211	436
Other	(241)	-	(542)
Net cash provided by (used in) investing activities	**(6,307)**	**(8,079)**	**(9,830)**
III. Cash Flows from Financing Activities			
Net increase (decrease) in short-term borrowings	(896)	(64)	(1,108)
Proceeds from long-term debt	-	2,500	-
Repayment of long-term borrowings	(99)	(5)	(146)
Redemption of bonds	-	-	(10,000)
Proceeds from issuance of shares	398	236	1,318
Proceeds from capital paid by minority interests	14	-	1,354
Purchases of treasury stock	(4)	(5)	(15)
Dividends paid	(1,222)	(738)	(1,957)
Dividends paid to minority interests	(230)	(222)	(330)
Net cash provided by (used in) financing activities	**(2,040)**	**1,699**	**(10,885)**
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents	**334**	**186**	**(830)**
V. Net Increase (Decrease) in Cash and Cash Equivalents	**(553)**	**(6,056)**	**(1,513)**
VI. Cash and Cash Equivalents at the Beginning of the Period	**83,326**	**82,193**	**83,326**
VII. Increase in Cash and Cash Equivalents due to Additional Consolidation of Subsidiaries	**506**	**28**	**506**
VIII. Decrease in Cash and Cash Equivalents due to Exclusion of Consolidated Subsidiaries	**(125)**	**-**	**(125)**
IX. Cash and Cash Equivalents at the End of the Period	**83,154**	**76,165**	**82,193**

2. Non-Consolidated Interim Financial Statements, etc.

(1) Non-Consolidated Interim Financial Statements

① Non-Consolidated Interim Balance Sheets

	As of September 30, 2003			As of September 30, 2004			As of March 31, 2004 (Condensed)		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
(Assets)									
I. Current Assets:									
1. Cash and Time Deposits	43,595			28,763			38,693		
2. Notes Receivable	2,140			1,790			1,667		
3. Accounts Receivable-trade	18,607			22,964			20,553		
4. Short-Term Investments	2,003			2,003			3,003		
5. Inventories	1,797			2,007			1,377		
6. Deferred Tax Assets – Current	1,856			1,749			2,635		
7. Other Current Assets	7,502			10,168			8,987		
8. Allowance for Doubtful Receivables	(117)			(225)			(131)		
Total Current Assets:		77,385	49.7		69,222	48.1		76,787	51.7
II. Fixed Assets:									
1. Property, Plant and Equipment									
(1) Buildings	4,576			6,604			7,745		
(2) Machinery and equipment	4,153			5,157			4,400		
(3) Land	12,495			13,949			12,627		
(4) Other	2,997			758			1,354		
Total Property, Plant and Equipment	24,223			26,470			26,128		
2. Intangible Assets	919			793			878		
3. Investments and Other Assets									
(1) Investment securities	4,356			4,167			4,406		
(2) Investment in affiliated companies	32,762			33,081			32,095		
(3) Deferred tax assets-non- current	3,987			6,738			5,021		
(4) Deferred tax assets, land revaluation difference	8,503			-			-		
(5) Other investments and assets	4,181			5,220			5,065		
(6) Allowance for doubtful receivables	(578)			(1,873)			(1,916)		
Total Investments and Other Assets:	53,213			47,334			44,672		
Total Fixed Assets:		78,356	50.3		74,598	51.9		71,680	48.3
Total Assets:		155,741	100.0		143,820	100.0		148,467	100.0

	As of September 30, 2003			As of September 30, 2004			As of March 31, 2004 (Condensed)		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
(Liabilities)									
I. Current Liabilities:									
1. Notes Payable	2,035			1,517			1,330		
2. Accounts Payable– Trade	12,318			13,233			13,271		
3. Current Installments of Bonds	10,000			-			-		
4. Account Payable – Other	5,536			7,219			10,448		
5. Accrued Income Taxes	2,231			1,921			4,537		
6. Accrued Consumption Tax	217			118			30		
7. Other Current Liabilities	2,292			2,128			2,807		
Total Current Liabilities:		34,632	22.2		26,139	18.2		32,425	21.8
II. Long-Term Liabilities:									
1. Bonds	25,000			25,000			25,000		
2. Accrued Retirement and Severance Benefits	119			122			118		
3. Officer's Retirement and Severance Benefits	459			-			494		
4. Deferred Tax Liabilities, Land Revaluation Difference	-			898			804		
5. Other Long-Term Liabilities	589			781			689		
Total Long-Term Liabilities:		26,168	16.8		26,802	18.6		27,107	18.3
Total Liabilities:		60,801	39.0		52,941	36.8		59,533	40.1
(Stockholders' Equity)									
I. Common Stock		23,832	15.3		24,411	17.0		24,292	16.4
II. Additional Paid-in Capital									
Capital Reserve	23,165			23,744			23,625		
Total Capital Surplus:		23,165	14.9		23,744	16.5		23,625	15.9
III. Retained Earnings									
1. Retained Earnings Appropriated for Legal Reserve	1,645			1,645			1,645		
2. Voluntary Reserve	52,613			58,001			52,613		
3. Unappropriated Retained Earnings	4,892			3,479			7,084		
Total Retained Earnings:		59,151	38.0		63,126	43.9		61,343	41.3
IV. Land Revaluation Difference		(12,237)	(7.8)		(21,410)	(14.9)		(21,545)	(14.5)
V. Other Securities Valuation Differences		1,124	0.7		1,120	0.8		1,325	0.9
VI. Treasury Stock		(98)	(0.1)		(113)	(0.1)		(108)	(0.1)
Total Stockholders' Equity:		94,939	61.0		90,878	63.2		88,934	59.9
Total Liabilities and Stockholders' Equity:		155,741	100.0		143,820	100.0		148,467	100.0

② Non-Consolidated Interim Statements of Income

	For the Interim Period April 1, 2003 to September 30, 2003			For the Interim Period April 1, 2004 to September 30, 2004			For the Fiscal Year April 1, 2003 to March 31, 2004 (Condensed)		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
I. Net Sales		59,428	100.0		61,493	100.0		128,655	100.0
II. Cost of Sales		34,845	58.6		35,961	58.5		75,531	58.7
Gross Profit		24,582	41.4		25,531	41.5		53,123	41.3
III. Selling, General and Administrative Expenses		18,711	31.5		20,646	33.6		41,752	32.5
Operating Income		5,871	9.9		4,885	7.9		11,370	8.8
IV. Non-operating Income		1,038	1.7		1,291	2.1		1,724	1.4
V. Non-operating Expenses		346	0.6		280	0.4		531	0.4
Recurring Income		6,563	11.0		5,897	9.6		12,564	9.8
VI. Extraordinary Income		301	0.5		10	-		1,910	1.5
VII. Extraordinary Loss		131	0.2		1,744	2.8		2,805	2.2
Net Income before Income Taxes		6,734	11.3		4,163	6.8		11,669	9.1
Income, Inhabitant and Enterprise Taxes	2,430			2,000			6,390		5.0
Tax Adjustments	244	2,674	4.5	(595)	1,404	2.3	(1,707)	4,682	3.7
Net Income		4,059	6.8		2,758	4.5		6,986	5.4
Balance Brought Forward		833			855			833	
Reversal of Land Revaluation Difference		-			(135)			-	
Interim Cash Dividend		-			-			735	
Unappropriated Retained Earnings at the End of the Period		4,892			3,479			7,084	